                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                             DYNATECH CORPORATION

                               (Name of Issuer)

                    Common Stock, par value $.20 per share

                        (Title of Class of Securities)

                                  268138104

                                (CUSIP Number)

                              Marc Weitzen, Esq.
                 Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, New York, New York 10036
                                (212) 626-0800

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 27, 1994

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. X (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The SC Fundamental Value Fund, L.P.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) x

                                                               (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          WC; 00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     573,700

 8
SHARED VOTING POWER
     0

 9
SOLE DISPOSITIVE POWER
     573,700

 10
SHARED DISPOSITIVE POWER
     0

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     573,700

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

 14
TYPE OF REPORTING PERSON*

    PN

                          SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SC Fundamental Value BVI, Inc.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) x

                                                              (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     259,300

 8
SHARED VOTING POWER
     0

 9
SOLE DISPOSITIVE POWER
     259,300

 10
SHARED DISPOSITIVE POWER
     0

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     259,300

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

 14
TYPE OF REPORTING PERSON*

     CO

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SC Fundamental Inc.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) x

                                                               (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     0

 8
SHARED VOTING POWER
     573,700

 9
SOLE DISPOSITIVE POWER
     0

 10
SHARED DISPOSITIVE POWER
     573,700

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     573,700

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

 14
TYPE OF REPORTING PERSON*

     CO

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary N. Siegler

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)

                                                               (b) x
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     0

 8
SHARED VOTING POWER
     833,000

 9
SOLE DISPOSITIVE POWER
     0

 10
SHARED DISPOSITIVE POWER
     833,000

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     833,000

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

 14
TYPE OF REPORTING PERSON*

     IN

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter M. Collery

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)

                                                               (b) x
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     0

 8
SHARED VOTING POWER
     833,000

 9
SOLE DISPOSITIVE POWER
     0

 10
SHARED DISPOSITIVE POWER
     833,000

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     833,000

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

 14
TYPE OF REPORTING PERSON*

     IN

Item 1.    Security and Issuer

              This statement relates to the common stock, par value $.20 per share ("Shares"), of Dynatech Corporation (the "Issuer"). The address of the Issuer is 3 New England Executive Park, Burlington, Massachusetts 01803-5087.

Item 2.    Identity and Background

               The persons filing this statement (the "Reporting Persons") are SC Fundamental Inc., a Delaware corporation ("SC"), The SC Fundamental Value Fund, L.P., a Delaware limited partnership ("Fund"), SC Fundamental Value
BVI, Inc., a Delaware corporation ("BVI Inc."), Gary N. Siegler
("Siegler"), a citizen of the United States and Peter M. Collery
("Collery"), a citizen of the United States. The principal business address and the address of the principal office of SC, Fund, BVI Inc., Siegler and Collery is 712 Fifth Avenue, 19th Floor, New York, New York
10019.

                Fund is primarily engaged in the business of investing in securities. SC's principal business is to act as general partner of Fund. BVI Inc.'s principal business is to act as managing general partner of the investment manager of SC Fundamental Value BVI, Ltd. ("BVI Ltd."), a company principally engaged in the business of investing in securities. The name, position, business address and citizenship of each executive officer and director of SC and BVI Inc. are set forth on Schedule A attached hereto.


               Siegler is a controlling stockholder, the president and a director of SC and BVI Inc. Collery is a controlling stockholder, vice president and a director of SC and BVI Inc. Siegler and Collery are in a position to directly or indirectly determine the investment and voting decisions made by SC and BVI Inc., and consequently, Fund.

               The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities and Exchange Act of 1934, as amended (the "Act").

               Neither the Reporting Persons nor any executive officer or director of SC or BVI Inc. has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

               The Reporting Persons purchased all Shares of the Issuer which they may be deemed to beneficially own for the aggregate purchase price of
$16,806,007.47.   Such Shares were purchased with working capital of Fund
and BVI Ltd. and with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.

Item 4.    Purpose of Transaction

               Reporting Persons have acquired Shares of Issuer because they believe that such Shares are substantially undervalued. Therefore, Reporting Persons may continue to acquire Shares of the Issuer from time to time in the open market or otherwise. In that regard, Reporting Persons intend to seek a determination from the Issuer's Board of Directors that Reporting Persons are not "Adverse Persons," as such term is used in Issuer's Shareholder Rights Agreement, dated as of February 16, 1989, as amended and restated as of March 12, 1990. In addition to the foregoing, Reporting Persons reserve the right to dispose of Shares of the Issuer at any time and from time to time in the open market or otherwise.


               Reporting Persons believe that Issuer should take steps to maximize shareholder value. Therefore, Reporting Persons intend to seek to meet with management's nominees for election as directors to determine whether or not such nominees share Reporting Persons' objectives with respect to maximizing shareholder value. In the event that Reporting Persons determine that such nominees do not share such objectives, Reporting Persons will determine what course of action to take. This may include, but not be limited to, seeking to elect their own nominees as directors of the Company at the next meeting of Issuer's shareholders (which Reporting Persons believe is scheduled for July 26, 1994 and at which shareholders of record on June 13, 1994, will be entitled to vote) or making or participating with others in an offer for the Company. Reporting Persons specifically reserve the right to take any such or other action or not to take any action.

Item 5.    Interest in Securities of the Issuer

            (a) As of the close of business on June 2, 1994, the Reporting Persons may be deemed to beneficially own in the aggregate 833,000 Shares, representing approximately 9.0% of the outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10Q for the fiscal quarter ended December 31, 1993). The Reporting Persons have direct beneficial ownership of the Shares as follows:

Name       Number of Shares      Approximate Percentage of Outstanding Shares

Fund           573,700               6.2%
BVI. Inc       259,300               2.8%


             SC, by virtue of its role as general partner of Fund, may be deemed to beneficially own the Shares which Fund owns. Siegler and Collery, by virtue of their status as controlling stockholders of SC and BVI Inc., may be deemed to beneficially own the Shares which SC may be deemed to beneficially own and BVI Inc. and Fund directly beneficially own. Siegler and Collery disclaim beneficial ownership of Shares for all other purposes.

             To the best of the Reporting Persons' knowledge, except as set forth herein, neither the directors nor the executive officers of any of the Reporting Persons beneficially own any Shares.


             (b) Each of Fund and BVI Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Shares which it directly beneficially owns. Each of SC, Siegler and Collery may be deemed to share with Fund the power to vote or to direct the vote and to dispose or to direct the disposition of 573,700 Shares which Fund directly beneficially owns. Each of Siegler and Collery may be deemed to share with BVI Inc. the power to vote or to direct the vote and to dispose or to direct the disposition of 259,300 Shares which BVI Inc. directly beneficially owns.

             (c) The following table sets forth all transactions with respect to the Issuer's Shares effected during the past sixty days by each of the Reporting Persons listed in Item 5(a) above. Each transaction set forth below reflects a purchase or sale effected by means of an over-the-counter trade. Transactions enclosed in parentheses reflect sales of Shares.


                     Price Per       Fund        BVI Inc.
Trade Date           Share ($)       Shares      Shares

4/13/94              21.1250         (3,500)     (1,500)

4/14/94              21.0000         (2,900)     (1,100)

4/14/94              21.0000         (17,600)    (7,400)

4/14/94              21.3977         (3,900)     (1,600)

4/15/94              21.5000         (10,300)    (4,300)

4/19/94              20.3750         (4,250)     (1,750)

4/20/94              20.2500         (4,500)     (1,800)

4/21/94              19.0112         (5,500)     (2,300)

5/01/94              16.7500          (5,000)     5,000

5/16/94              17.7500          51,700     23,300

5/18/94              17.8295          22,800     10,200

5/20/94              18.0000          13,800      6,200

5/27/94              16.9375         199,600     90,100

5/31/94              17.7833          20,200      9,100

6/01/94              17.8750          13,000      5,900

6/01/94              17.8750           1,700        800

6/02/94              19.4500          17,200      7,800

6/02/94              20.2500           5,200      2,400

6/02/94              20.2500          13,800      6,200


              (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of Issuer which Reporting Persons may be deemed to beneficially own.

              (e) Not applicable.


Item 6.    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of Issuer

           The Reporting Parties are parties to a Joint Filing Agreement, attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.

           The Reporting Parties are parties to a margin agreement with their brokers, Neuberger & Berman, which agreement is attached hereto as Exhibit 2.

Item 7.    Material to Be Filed as Exhibits

           Exhibit 1                  Joint Filing Agreement

           Exhibit 2 Margin Agreement between Reporting Parties and Neuberger & Berman

                                Schedule A

                          Name, Position and Business Address
                          for each Executive Officer and
                          Director of SC and BVI Inc.


           The following sets forth the name and principal occupation of each executive officer and director of SC and BVI Inc. The business address of each director and executive officer is 712 Fifth Avenue, New York, New York 10022. Each such person is a citizen of the United States of America. To the best of Reporting Persons' knowledge, except as set forth in this statement, none of the directors or executive officers of Reporting Persons owns any securities.


SC FUNDAMENTAL INC.


                                     Present Principal
Name and Position                    Occupation or Employment



Gary N. Siegler                      President of Siegler,
Director and President               Collery & Co., SC Fundamental Inc.
                                     and SC Fundamental Value BVI, Inc.


Peter M. Collery                     Vice President of
Director and Vice President          Siegler, Collery & Co., SC Fundamental
                                     Inc. and SC Fundamental Value BVI, Inc.



SC FUNDAMENTAL VALUE BVI, INC.

                                      Present Principal
Name and Position                     Occupation or Empoloyment


Gary N. Siegler                       President of Siegler, Collery &
Director and President                Co., SC Fundamental Inc. and SC
                                      Fundamental Value BVI Inc.

                                      Present Principal
Name and Position                     Occupation or Employment

Peter M. Collery                      Vice President of Siegler, Collery &
Director and Vice President           Co., SC Fundamental Inc. and SC
                                      SC Fundamental Value BVI, Inc.

                    SIGNATURES

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.20 per share, of Dynatech Corporation, a Delaware corporation, is true, complete and correct.

Date: June 2, 1994

                              SC FUNDAMENTAL INC.
                              SC FUNDAMENTAL VALUE BVI, INC.

                              Both By:/s/ Peter M. Collery
                                         Peter M. Collery
                                         Vice President

                              THE SC FUNDAMENTAL VALUE FUND, L.P.

                              By: /s/ Peter M. Collery
                                     Peter M. Collery
                                     Vice President

                                  /s/ Peter M. Collery
                                     Peter M. Collery

                                  /s/ Gary N. Siegler
                                     Gary N. Siegler